Nov. 2, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed on Oct. 13, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated Oct. 15, 2009.

Age of Financial Statements

1.           Please revise to update the financial statements and other financial information to include the interim period ended August 31, 2009, as required by Rule 8-08 of Regulation S-X.

Revised and updated.

Unaudited Financial Statements

Balance Sheet, page FF-3

2.           We note you revised your disclosure on page FF-3 to reflect inconsistent disclosure we requested you to revise in a prior comment. Thus we refer you to and reissue our prior comment three in our letter dated September 8, 2009.

Revised.

Note 1-Condensed Financial Statements, page FF-6

3.           We note your disclosure that the Company’s February 28, 2009 audited financial statements are reported in “Form S-1/A filed with the SEC on December 16, 2009.”   Revised your disclosure to delete the reference to the filing of a registration statement by the Company on this date.

Revised.

Very truly yours,

/s/ Steve Rudish, President
Executive English Institute, Inc.